Exhibit 99.1

GFL Environmental Inc. Sets Date for Third Quarter 2022 Earnings Release and Conference Call

VAUGHAN, ON, October 4, 2022 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it will release its 2022 third quarter financial results after the market closes on Wednesday, November 2, 2022 and will host an investor conference call related to this release on Thursday, November 3, 2022 at 8:30 am Eastern Time.

A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-844-200-6205 in the United States (access code: 688022) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=19bafd94&confId=42493. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 19,000 employees.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com